July 17, 2006
12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

FIRM / AFFILIATE OFFICES
Brussels	New York
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New Jersey	Washington, D.C.

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
          On behalf of Cadence Pharmaceuticals, Inc. (the “Company”), we transmit for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
          The Company has filed with the Commission a request for confidential treatment dated July 17, 2006 pursuant to Rule 406 under the Securities Act of 1933, as amended, with respect to certain of the exhibits filed with the Registration Statement.
          In connection with this Registration Statement, the Company has paid by wire transfer to the Commission a filing fee in the amount of $9,229.
          If you have any questions regarding this filing, please contact the undersigned at (858) 523-5400.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson

cc:	Faye H. Russell, Esq. Ali D. Fawaz, Esq.